E: Kevin@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

September 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Nasreen Mohammed, Suying Li, Rucha Pandit, Mara Ransom

Re:	Hong Kong Pharma Digital Technology Holdings Ltd
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted August 22, 2024
CIK No. 0002007702

Ladies and Gentlemen:

We hereby submit the responses of Hong Kong Pharma Digital Technology Holdings Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated September 3, 2024, providing the Staff’s comments with respect to the Company’s Amendment No. 3 to Draft Registration Statement on Form F-1. Concurrently with the submission of this letter, the Company is submitting Amendment No. 4 to the Draft Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 3 to Draft Registration Statement on Form F-1

Capitalization, page 52

1.	Please tell us your consideration of including loans from related parties as a component of your total debt. Refer to Item 3.B of Form 20-F. Please revise to include total debt amount in your total capitalization calculation.

Response: In response to the Staff’s comment, we respectfully advise the Staff that, we do not include the amount due to related parties as a debt and only include the short-term or long-term bank loans as debts, because we consider the amount due to related parties was mainly for general operations purposes, interest free and without a maturity date. Therefore, we consider the current presentation of the debt lines to be correct. Regarding the total capitalization, we revised the table to include the total debt amount in the total capitalization calculation.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2

Dilution, page 53

2.	Please revise your historical net tangible book value amount as of March 31, 2024 to exclude the deferred IPO costs balance.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised the total and per share net tangible book value to exclude the deferred IPO costs.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101) or Lap Sun Wong, Chief Executive Officer of Hong Kong Pharma Digital Technology Holdings Limited at +852 2618-9289.

Sincerely,

/s/ Kevin Sun
Kevin Sun, Esq.
Bevilacqua PLLC

cc:	Lap Sun Wong, Hong Kong Pharma Digital Technology Holdings Limited